Received SEC

FEB 2 2 2012

Washington, DC 20549

12025097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 12/27/11

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Kevin L. Vold
Hogan Lovells US LLP
kevin.vold@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-22-12

Re: Gannett Co., Inc.
Incoming letter dated December 27, 2011

Dear Mr. Vold:

This is in response to your letter dated December 27, 2011 concerning the shareholder proposal submitted to Gannett by Donald M. Vuchetich and Susan G. Vuchetich. We also have received a letter on the proponents' behalf dated January 12, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cyril Moscow
cmoscow@umich.edu

February 22, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gannett Co., Inc.
Incoming letter dated December 27, 2011

The proposal would amend the bylaws to provide that certain controversies or claims, including those arising under the federal securities laws, shall be settled by arbitration.

There appears to be some basis for your view that Gannett may exclude the proposal under rule 14a-8(i)(2). We note that there appears to be some basis for your view that implementation of the proposal would cause the company to violate the federal securities laws. Accordingly, we will not recommend enforcement action to the Commission if Gannett omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Gannett relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Michigan Law
UNIVERSITY OF MICHIGAN LAW SCHOOL

CYRIL MOSCOW
Phone: (313) 465-7486
Email: cmoscow@umich.edu

Hutchins Hall
625 South State Street
Ann Arbor, Michigan, 48109-1215

VIA EMAIL
shareholderproposals@sec.gov

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re: Gannett Co., Inc. No-Action Letter Request – Vuchetich Arbitration Bylaw Proposal

Ladies and Gentlemen:

This letter, filed pursuant to Rule 14a-8(k), responds to the no-action request of Hogan Lovells, dated December 27, 2011, submitted on behalf of Gannett Co., Inc. (the "Request"). The Request is based on the assertion that the Proposal violates Section 29(a) of the Securities Exchange Act of 1934 and therefore can be excluded pursuant to Rules 14a-8(i)(2) and (6). Professor Adam C. Pritchard of the University of Michigan Law School assisted in the preparation of this response.

The shareholder proposal submitted by Mr. and Mrs. Vuchetich (the "Proposal") would amend the Gannett bylaws to require arbitration of shareholder claims. Contrary to the assertion in the Request, the Proposal is consistent with Section 29(a). Indeed, the Supreme Court's numerous pronouncements on the Federal Arbitration Act make plain that excluding the Proposal would violate the Federal Arbitration Act.

A. The Proposal Does Not Violate Section 29(a) of the Exchange Act

The Federal Arbitration Act "manifest[s] a 'liberal federal policy favoring arbitration agreements,'" *Gilmer v. Interstate/Johnson Lane Corp.*, 500 U.S. 20, 25 (1991) (quoting *Moses H. Cone Mem'l Hosp.*, 460 U.S. at 24). Courts therefore must "rigorously enforce agreements to arbitrate," *Shearson/American Express, Inc. v. McMahon*, 482 U.S. 220, 226 (1987) (quoting *Dean Witter Reynolds v. Byrd*, 470 U.S. 213, 221 (1985) (internal quotation mark omitted)). The strong federal policy favoring arbitration applies with full force "when a party bound by an agreement raises a claim founded on statutory rights." *Id.*

The FAA's presumption favoring arbitration is so strong that, in the past 25 years, the Supreme Court has not once denied enforcement of an agreement to arbitrate a federal statutory

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625 South State Street
Ann Arbor, Michigan, 48109-1215

claim. See, e.g., *Green Tree Fin. Corp. v. Randolph*, 531 U.S. 79 (Truth in Lending Act claims are subject to arbitration); *Gilmer v. Interstate/Johnson Lane Corp.*, 500 U.S. 20 (Age Discrimination in Employment Act claims subject to arbitration); *Rodriguez de Quijas v. Shearson/American Express, Inc.*, 490 U.S. 477 (1989) (Securities Act actions subject to arbitration); *McMahon*, 482 U.S. 220 (Securities Exchange Act and Racketeer Influenced and Corrupt Organizations Act claims subject to arbitration); *Mitsubishi Motors Corp. v. Soler Chrysler-Plymouth, Inc.*, 473 U.S. 614, 628 (1985) (federal antitrust claims subject to arbitration).

Critically, the Supreme Court in several cases has dealt with general anti-waiver clauses in federal statutes and in each case supported arbitration pursuant to the Federal Arbitration Act. *See, e.g., 14 Penn Plaza LLC et. al. v. Pyett*, 556 U.S. 247 (2009). In its latest pronouncement on the Federal Arbitration Act, the Supreme Court was emphatic that general anti-waiver provisions, such as the one in Section 29(a), are not a barrier to the enforcement of an arbitration provision pursuant to the FAA. See *CompuCredit Corp.* v. *Greenwood*, -- S. Ct. -- (U.S. January 10, 2012) (slip op. at 10) ("Because the CROA is silent on whether claims under the Act can proceed in an arbitrable forum, the FAA requires the arbitration agreement to be enforced according to its terms.")

The general anti-waiver clauses of the federal securities laws are no different from the one interpreted by the Court in *CompuCredit*. Section 29(a) of the Exchange Act provides: "Any condition, stipulation, or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder ... shall be void." The Supreme Court has held that the anti-waiver provisions of the securities laws do not apply to procedural provisions, such as contractual agreements requiring arbitration. See *Rodriguez de Quijas* v. *Shearson/American Express, Inc.*, 490 U.S. 477, 482 (1989) (construing § 14 of the Securities Act, which is identical to § 29(a) of the Exchange Act). "By its terms, § 29(a) only prohibits waiver of the substantive obligations imposed by the Exchange Act." *McMahon*, 482 U.S. at 228. In a similar vein, the Commission has taken the position that § 29(a) only bars provisions that "effect[] a waiver of the other party's duty to comply with the Exchange Act." Brief for the Securities and Exchange Commission as Amicus Curiae Supporting Petitioners, *Shearson/American Express, Inc. v. McMahon*, 1986 WL 727882. The Proposal does not purport to waive compliance with any provision of the Exchange Act; instead, it stipulates an alternative forum for the enforcement of rights created by the securities laws.

Gannett cannot point to any provision of the Exchange Act or its attendant rules that would be waived under the proposal. Gannett instead asserts that the SEC's *staff* has a *policy* against arbitration clauses. Gannett No-Action Request at 2. In 1990, the staff denied acceleration of a registration statement pursuant to Section 8(a) of the Securities Act of 1933. When that conclusion was criticized, the Commission's Assistant General Counsel published a defense that included a claim that there were "good arguments" against arbitration clauses in

Michigan Law
University of Michigan Law School

Hutchins Hall
625 South State Street
Ann Arbor, Michigan, 48109-1215

corporate documents. Section 29(a), however, precludes waiver of regulations issued by the Commission, not informal staff statements.[1] If the Commission wants to adopt a policy precluding the use of arbitration to resolve disputes under the federal securities laws, it must follow the procedures set forth in the Administrative Procedure Act. The Commission has not done so, and until it does, public companies and their shareholders face no statutory or regulatory barrier to the use of arbitration to resolve disputes under the federal securities laws.

The existing law – as interpreted by the Supreme Court – uniformly supports the validity of the proposed bylaw. Gannett argues that arbitration provisions are only valid if arbitration procedures are subject to the oversight of the Commission. That is not the law. Arbitration provisions are presumed to be valid unless "the party opposing arbitration carries the burden of showing that Congress intended in a separate statute to preclude a waiver of judicial remedies, or that such a waiver of judicial remedies inherently conflicts with underlying purposes of that other statute." *Rodgrigues de Quijas*, 490 U.S. at 483. Gannett cannot show either with respect to the Proposal.

When Congress intends to preclude arbitration, it is quite capable of demonstrating its intent.[2] Gannett can point to no provision of the Exchange Act that would support the argument

[1] If policy views are relevant to the application of Exchange Act Rule 14a-8 – a dubious proposition that finds no support in the text of the Rule – it should be noted that a number of policy groups have recommended consideration of arbitration provisions in corporate governance documents. *See* Committee on Capital Markets Regulation, Interim Report of the Committee on Capital Markets Regulation (2006), available at *http://www.capmktsreg.org/pdfs/11.30Committee_Interim_ReportREV2.pdf*, and Sustaining New York's and The U.S. Global Financial Services Leadership, Jan. 6, 2007, available at *http://www.nyc.gov/html/om/pdf/ny_report-final.pdf*.

For a discussion of the increased likelihood of use of corporate arbitration provisions after *AT&T Mobility v. Concepcion*, 131 S. Ct. 1740 (2011), *see* B. Black, Arbitration of Investors' Claims Against Issuers: An Idea Whose Time Has Come?, July 21, 2011, available at: *http://ssrn.com/abstract=1899538*, forthcoming in Law and Contemporary Problems, where the authored modified earlier views cited in the Request.

[2] See 7 U.S.C. § 26(n)(2) ("No predispute arbitration agreement shall be valid or enforceable, if the agreement requires arbitration of a dispute arising under this section"); 10 U.S.C. § 987(e)(3) ("It shall be unlawful for any creditor to extend consumer credit to a covered member or a dependent of such a member with respect to which.., the creditor requires the borrower to submit to arbitration or imposes onerous legal notice provisions in the case of a dispute"); 12 U.S.C. § 5567(d)(2) ("Except as provided under paragraph (3), and notwithstanding any other provision of law, no predispute arbitration agreement shall be valid or enforceable to the extent that it requires arbitration of a dispute arising under this section"); 20 15 U.S.C. § 1226(a)(2) ("Notwithstanding any other provision of law, whenever a motor vehicle franchise contract provides for the use of arbitration to resolve a controversy arising out of or relating to such contract, arbitration may be used to settle such controversy only if after such controversy arises all parties to such controversy consent in writing to use arbitration to settle such controversy"); 15 U.S.C. § 1639c(e)(1) ("No residential mortgage loan and no extension of credit under an open end consumer credit plan secured by the principal dwelling of the consumer may include terms which require arbitration or any other nonjudicial procedure as the method for resolving any controversy or settling any claims arising out of the transaction"); 18 U.S.C. § 1514A(e)(2) ("No predispute arbitration agreement shall be valid or enforceable, if the agreement requires arbitration of a dispute arising under this section"); American Recovery and Reinvestment Act of

Michigan Law
UNIVERSITY OF MICHIGAN LAW SCHOOL

Hutchins Hall
625 South State Street
Ann Arbor, Michigan, 48109-1215

that Congress had such an intent with respect to claims arising under that law. Indeed, when Congress has wanted to vest the Commission with the power to preclude or limit the use of arbitration, it has made that grant of authority explicit. 15 U.S.C. § 780(0) ("The [Securities and Exchange] Commission, by rule, may prohibit, or impose conditions or limitations on the use of, agreements that require customers or clients of any broker, dealer, or municipal securities dealer to arbitrate any future dispute between them arising under the Federal securities laws, the rules and regulations thereunder, or the rules of a self-regulatory organization if it finds that such prohibition, imposition of conditions, or limitations are in the public interest and for the protection of investors"). Congress has not vested the Commission with such authority in the context of the type of disputes covered by the Proposal. In the absence of such authority, there is no reason to question the application of the Federal Arbitration Act.

According to the Supreme Court "[S]o long as the prospective litigant effectively may vindicate its statutory cause of action in the arbitral forum, the statute will continue to serve both its remedial and deterrent function." *Mitsubishi Motors,* 473 U.S. at 637. The Supreme Court has not found that arbitration undermines the remedial and deterrent purposes of the Exchange Act; instead, the Court has repeatedly concluded that arbitration is consistent with those purposes. Contrary to Gannett's assertions, the Court has reached that conclusion whether or not the arbitration process is subject to regulatory oversight, most notably in *Scherk v. Alberto-Culver Co.,* 417 U.S. 506 (1974) (upholding arbitration clause in contract between a U.S. company and a German citizen against contention that clause violated Section 29(a) of the Exchange Act). This conclusion is consistent with the Court's upholding the validity of arbitration clauses in myriad areas in which arbitration is not subject to regulatory oversight.

Gannett argues that resort to class actions is essential to the maintenance of a Rule 10b-5 cause of action. This argument flies in the face of the holdings in *Scherk, McMahon,* and *Rodriguez de Quijas,* as well as numerous other cases upholding the application of arbitration to small claims. Moreover, the Supreme Court has made it clear in a recent case upholding the application of the FAA that class actions are not essential to the vindication of statutory rights. In *AT&T Mobility, LLC v. Concepcion,* 131 S. Ct. 1740 (2011), the Court reversed a decision that struck down an arbitration clause in a consumer agreement that required arbitration on an individual basis and held that the Federal Arbitration Act preempted state law. Despite Gannett's best efforts to distinguish *AT&T Mobility,* the Court in that case specifically rejected the idea that a class action was necessary to preserve the rights of consumers with small claims, concluding that class arbitration was inconsistent with policy favoring arbitration embodied in the Federal Arbitration Act. *Id.* at 1753 ("The dissent claims that class proceedings are necessary to prosecute small-dollar claims that might otherwise slip through the legal system. But States cannot require a procedure that is inconsistent with the FAA, even if it is desirable for

2009, Pub. L. No. 111-5, § 1553(d)(2) ("Except as provided under paragraph (3), no predispute arbitration agreement shall be valid or enforceable if it requires arbitration of a dispute arising under this section").

Hutchins Hall
625 South State Street
Ann Arbor, Michigan, 48109-1215

unrelated reasons."). Gannett's argument amounts to the contention that shareholders cannot waive the procedures available under Rule 23 of the Federal Rules of Civil Procedure. *AT&T Mobility*, however, is quite clear that they can. *See id.* at 1752-1753 ("Parties *could* agree to arbitrate pursuant to the Federal Rules of Civil Procedure ... But what the parties would have agreed to is not arbitration as envisioned by the FAA, lacks its benefits, and therefore may not be required by state law.").

The Supreme Court was emphatic in *CompuCredit* that arbitration is the equivalent of litigation: "we have repeatedly recognized that contractually required arbitration of claims satisfies the statutory prescription of civil liability in court." *Id.* at 6. The Supreme Court makes plain in *CompuCredit* that arbitration of a claim is not tantamount to waiver of that claim. All that is required is "*the guarantee of the legal power to impose legal liability.*" *Id.* at 7. The Proposal in no way interferes the legal power to impose legal liability under the federal securities laws. In sum, the Supreme Court could not be more clear on the question presented by Gannett's request: "we have repeatedly recognized that contractually required arbitration of claims satisfies the statutory prescription of civil liability in court." *CompuCredit, supra*, slip op. at 6.

Gannett also urges that Congress's adoption of the Private Securities Litigation Reform Act, 15 U.S.C. 78 u-4 *et seq.*, "can be viewed as having confirmed the importance of the federal securities class action the integrity of the U.S. capital markets." Request at 5. That is certainly a creative view of a law characterized by its opponents as hobbling securities class actions. The PSLRA did not amend Section 29(a) of the Exchange Act, the provision at issue here. Moreover, Supreme Court recently held that setting forth in a statute the details of how causes of action are to be litigated has no bearing on whether those causes of action are subject to arbitration under the FAA.

> It is utterly commonplace for statutes that create civil causes of action to describe the details of those causes of action, including the relief available, in the context of a court suit. If the mere formulation of the cause of action in this standard fashion were sufficient to establish the "contrary congressional command" overriding the FAA, *McMahon, supra*, at 226, valid arbitration agreements covering federal causes of action would be rare indeed. But that is not the law.

CompuCredit Corp., supra, slip op. at 5-6. The PSLRA is irrelevant to the validity of the Proposal at issue here.[3]

---

[3] The No-Action Letter granted to Alaska Air, SEC No-Action Letter, 2011 WL 916161 (Mar. 11, 2011), offers Gannett no support. The proposal offered in *Alaska Air* included a partial waiver of the fraud-on-the-market presumption created by the Supreme Court in *Basic Inc.* v. *Levinson*, 485 U.S. 224 (1988). The Proposal submitted here deals with arbitration supported by a federal statute, a clearly procedural matter, not the fraud-on-the-market presumption.

Michigan Law
University of Michigan Law School

Hutchins Hall
625 South State Street
Ann Arbor, Michigan, 48109-1215

B. Conclusion

Insofar as the Request questions the wisdom of the Proposal or its appropriateness for Gannett, the arguments belong in Gannett's opposition statement in its proxy statement; those questions are for the shareholders to decide through their votes. Gannett's policy arguments do not furnish a basis for exclusion. In order to exclude the Proposal, Gannett must show that the Proposal would violate federal law. It has fallen far short of doing so. Its Request should be denied.

If you have any questions or need additional information, please feel free to contact me at 313-465-7486 or cmoscow@umich.edu.

Respectfully submitted,

Cyril Moscow
Adjunct Professor

Enclosure

cc: Kevin L. Vold, Hogan Lovells US LLP
Donald Vuchetich
Adam C. Pritchard

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Rule 14a-8(i)(2)
Rule 14a-8(i)(6)

December 27, 2011

By Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Gannett Co., Inc.
Shareholder Proposal Submitted by Donald and Susan Vuchetich

Ladies and Gentlemen:

On behalf of Gannett Co., Inc. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Donald and Susan Vuchetich (together, the "Proponent").

We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company so excludes the Proposal from its 2012 proxy materials for the reasons discussed below.

A copy of the Proposal and supporting statement, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent.

The Company currently intends to file its 2012 definitive proxy materials with the Commission on or about March 16, 2012.

BASES FOR EXCLUSION

I. Rule 14a-8(i)(2) –The Proposal Would, If Implemented, Cause the Company to Violate Federal Law

Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would cause the company to violate state, federal or foreign law applicable to the company. For the reasons discussed below, we believe that the adoption of the bylaw amendment called for by the Proposal would be contrary to the public policy interests underlying the federal securities laws and would cause the Company to violate Section 29(a) of the Exchange Act ("Section 29(a)").

In its supporting statement, the Proponent contends that "[l]awyer driven class actions impose large burdens on corporations without meaningful benefits to shareholders." The Proponent says that the purpose of the proposed bylaw is to reduce the "abuses"—in the form of legal defense costs, settlement awards that generate legal fees for plaintiffs' counsel and the costs of indemnifying officers and directors—of defending court class actions brought against corporations. According to the Proponent's supporting statement, "[r]equiring arbitration on an individual basis should reduce such abuses."

The Proposal is cast as a bylaw amendment, and not as a precatory proposal. As a result, if the Proposal were approved by the Company's shareholders, the Company would have no discretion to choose whether or not to implement the Proposal.

Although sympathetic to the principal concerns espoused in the Proponent's supporting statement, the Company believes that the implementation of the Proposal would cause it to violate the federal securities laws. Rather than having the Company's proxy statement serve as a test case for investor sentiment on the issue, the appropriate course of action is for the issue to be debated and decided by Congress, through amendment to the Exchange Act, or by the Commission, through the appropriate rulemaking process pursuant to the same and under the Securities Act of 1933, as amended.

A. Requiring Mandatory Arbitration of Shareholder Claims Is Inconsistent with Public Policy Interests underlying the Federal Securities Laws

The staff of the Commission has long maintained a policy that including arbitration clauses in the corporate documents of publicly traded issuers is contrary to public policy. *See* Thomas L. Riesenberg, *Arbitration and Corporate Governance: A Reply to Carl Schneider*, Insights, Aug. 1990, at 2. In 1990, the staff of the Commission declined to accelerate the effectiveness of a registration statement filed by a Pennsylvania corporation that had included an arbitration provision, similar in some respects to the Proposal's bylaw amendment but which expressly permitted class action arbitration for certain disputes, in its charter and bylaws. *See* Carl W. Schneider, *Arbitration in Corporate Governance Documents: An Idea the SEC Refuses to Accelerate*, Insights, May 1990, at 21. Mr. Riesenberg, then Assistant General Counsel, Office of the General Counsel of the Commission, outlined his views that mandatory predispute arbitration of shareholder claims would be inconsistent with investor protection because "it would be contrary to the public interest to require investors who want to participate in the nation's equity markets to waive access to a judicial forum for vindication of federal or state law rights, where such a waiver is made through a corporate charter rather than through an individual investor's decision." Riesenberg, *supra*, at 2.

The staff of the Commission has given no indication that this policy position has changed since 1990, and we are not aware of any domestic public company whose charter or bylaws contains such a provision, although the organizational documents of some foreign private issuers with securities traded in U.S. markets include some form of mandatory arbitration provision consistent with the laws of their home countries.

Given the lack of precedent for a mandatory predispute arbitration provision in the organizational documents of a domestic public company, the enforceability of the bylaw amendment sought by the Proposal is highly questionable. It is quite likely that the Company would, if the Proposal were implemented, become subject to litigation from shareholders seeking to invalidate the provision, which would cause the Company—and its shareholders—to bear costs that they would not otherwise have to incur. These costs seem especially noxious when it is considered that the Company has never been a party to a shareholder dispute of the sort that would be covered by the Proposal in its long history of operations.

In light of the Commission staff's policy position, the lack of precedent and the anticipated costs of litigation if the bylaw amendment were to be implemented, it would be unduly burdensome to ask the Company's shareholders to vote on a matter that more properly should be addressed by Congress or the Commission.

B. Adoption of the Bylaw Amendment Called for by the Proposal Would Cause the Company to Violate Section 29(a) because It Would, if Implemented, Weaken the Ability of Investors in the Company's Securities to Recover for Claims against the Company Arising under Section 10(b) and Rule 10b-5

The bylaw amendment that the Proposal seeks would substantially weaken the ability of investors in the Company's securities to pursue a substantive Exchange Act right -- the private right of action under Section 10(b) and Rule 10b-5. It is well settled that shareholders have a private right of action under Section 10(b) and may bring a private lawsuit to enforce Rule 10b-5. *Cent. Bank of Denver, N.A., v. First Nat'l. Bank of Denver, N.A.*, 511 U.S. 164, 171 (1994). By compelling arbitration for claims not in excess of $3,000,000 of damages, and by denying future shareholders the ability to maintain an arbitration in a representative capacity on behalf of similarly situated current or former shareholders, the bylaw amendment would not be adequate to vindicate shareholders' Exchange Act rights, and therefore would violate Section 29(a).

Section 29 of the Exchange Act is titled "Validity of contracts." Paragraph (a) of that section, captioned "Waiver provisions," reads, "[a]ny condition, stipulation, or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder, or of any rule of an exchange required thereby shall be void." The U.S. Supreme Court has limited the scope of Section 29(a) to prohibit only waivers of the substantive obligations imposed by the Exchange Act. *Shearson/Am. Exp. Inc. v. McMahon*, 482 U.S. 220, 228 (1987) [hereinafter *McMahon*].

In *McMahon*, two customers sued a brokerage firm alleging, among other claims, violations of Section 10(b) and Rule 10b-5. *Id.* at 238. The customers had signed form brokerage-client agreements consenting to arbitration for all controversies relating to their accounts. In arguing that their agreement to arbitrate the claims was invalid, the customers contended, among other points, that Section 29(a) invalidated any pre-dispute arbitration agreement that weakens the ability of investors to recover for alleged violations of the Exchange Act. *Id.* at 231. The Court ultimately disagreed with the customers and held that "where the SEC has sufficient statutory authority to ensure that arbitration is adequate to vindicate Exchange Act rights," enforcement of an agreement to arbitrate does not effect a waiver of compliance with any provision of the Exchange Act under Section 29(a). *Id.* at 238.

The Court's conclusion in *McMahon* rested in large part on the fact that the arbitration clause at issue in *McMahon* provided that any claims or controversies arising under the client agreements were to be conducted by arbitration in accordance with the rules then in effect of the NASD, the NYSE or the AMEX. *Id.* at 223. Accordingly, the arbitration proceedings at issue there were subject to the oversight of the Commission, which the Court noted had "expansive power to ensure the adequacy of the arbitration procedures employed by the SROs" including "the power to "abrogate, add to, and delete from" [quoting from Section 19 of the Exchange Act] any SRO rule if it finds such changes necessary or appropriate to further the objectives of the [Exchange] Act." *Id.* at 234.

In stark contrast to *McMahon*, there is no statutory provision that would afford the Commission any oversight powers or other ability to ensure that an arbitration proceeding conducted under the proposed bylaw amendment, if implemented, would be adequate to vindicate a shareholder's rights under the Exchange Act. As a result, we believe the mandatory arbitration provision violates Section 29(a).

We believe that the language of paragraph (e) of the proposed bylaw, which would deny a shareholder that is compelled to use arbitration to resolve a claim or controversy against the Company the ability to maintain such arbitration on behalf of a class of similarly situated investors, would further eradicate the ability of an affected shareholder to vindicate its Exchange Act rights through arbitration because it would force each shareholder to bear all of the costs of proving its own claim, which in many instances could outweigh the benefits of pursuing the arbitration. One commentator has concluded that the class action process is essential to ensure that investors are able to recover in a private action for claims arising under Section 10(b) and Rule 10b-5, stating that:

> [t]he costs of proving a federal securities fraud claim in arbitration . . . would be so large as to make pursuing an individual claim infeasible except possibly for large investors that have suffered significant losses. Accordingly, unless the claims could be brought as class arbitrations, there is, as a practical matter, no remedy for investors with small holdings. A class action waiver in this context is the equivalent of a waiver of investor protections prohibited by Section 29(a).

Barbara Black, *Eliminating Securities Fraud Class Actions Under the Radar*, 2009 Colum. Bus. L. Rev. 802.

In a recent case involving the preemption by the Federal Arbitration Act of a California state law, the Supreme Court indicated that it would not be willing to impose class procedures where an agreement to arbitrate otherwise denied them, even if it might be "necessary to prosecute small-dollar claims that might otherwise slip through the legal system." *AT&T Mobility LLC v. Concepcion*, -- U.S. --, 131 S. Ct. 1740, 1753 (2011). However, the facts underlying the preemption dispute in *AT&T Mobility*, like those at play in *McMahon*, are easily distinguishable from those of a typical Rule 10b-5 claim. In both of those cases, the arbitration provision was presented in a contract signed by the parties at the time of commencement of their commercial relationship, and the consumers in each case had the opportunity to review and consider them before signing or otherwise ratifying the contract. No such agreement is involved in the typical decision to purchase securities in a transaction on the open market, although some disclosure of an arbitration provision could be made in the Company's Exchange Act reports or on its website. Furthermore, in both *AT&T Mobility* and *McMahon*, each of the parties to the claims was in possession of all of the facts underlying the dispute. We believe that the need to resolve the informational asymmetry presented by a typical Rule 10b-5 claim through extensive discovery, which likely would be repetitive and therefore highly burdensome on the Company if it had to be performed in connection with multiple shareholders' arbitration claims, instead of a single class action, makes the class action process critical to vindicate smaller shareholders' Exchange Act rights.

Class action lawsuits are "well-recognized by the Supreme Court as a vehicle for vindicating statutory rights." *In re Am. Express Merchants' Litig.*, 634 F.3d 187, 194 (2d Cir. 2011); *see also Eisen v. Carlisle & Jacquelin*, 417 U.S. 156, 161 (1974) ("A critical fact in this litigation is that petitioner's individual stake in the damages award he seeks is only $70. No competent attorney would undertake this complex antitrust action to recover so inconsequential an amount. Economic reality dictates that petitioner's suit proceed as a class action or not at all"); *Amchem Prods., Inc. v. Windsor*, 521 U.S. 591, 617 (1997) ("[t]he policy at the very core of the class action mechanism is to overcome the problem that small recoveries do not provide incentive for any individual to bring a solo action prosecuting his or her rights") (internal quotation marks omitted); and *Deposit Guar. Nat'l Bank v. Roper*, 445 U.S. 326, 338 (1980) ("[A class action] may motivate [plaintiffs] to bring cases that for economic reasons might not be brought otherwise[, thereby] vindicating the rights of individuals who otherwise might not consider it worth the candle to embark on litigation in which the optimum result might be more than consumed by the cost.").

That the ability to maintain a federal securities law fraud claim in a representative capacity on behalf of a class of similarly situated current or former shareholders is critically important easily can be confirmed. The utility and importance of the class action process to claims allegedly arising under Section 10(b) and Rule 10b-5 have been recognized by Congress and addressed repeatedly through legislative efforts, including the Private Securities Litigation Reform Act of 1995 (the "PSLRA") 15 U.S.C. § 78u-4 *et seq.* A significant portion of the PSLRA addresses matters critical to maintaining class action securities litigations, including selection of a lead plaintiff, all of which are now codified in Section 21D of the Exchange Act. With the enactment of the PSLRA, therefore, Congress can be viewed as having confirmed the importance of the federal securities class action to the integrity of the U.S. capital markets. *See* Joint Explanatory Statement of the Committee of Conference on H.R. 1058 at 31, reprinted in 2 U.S.C.C.A.N. 730 (104th Cong., 1st Sess. 1995).

It is unclear whether the Proponent would consider the provisions of the PSLRA to be part of the "substantive laws" that would need to be followed by the arbitrators in any arbitration conducted in accordance with the bylaw amendment sought by the Proposal. While it could perhaps be argued that the PSLRA is a procedural, rather than substantive, element of the Exchange Act, such a position is countered by the Court's explanation in *McMahon* that the waiver of any provision that undermines the substantive rights in the Exchange Act is void under Section 29(a). In *McMahon*, the Court stated that:

> Section 29(a) is concerned, not with whether brokers 'maneuver[ed customers] into' an agreement, but with whether the agreement 'weaken[s] their ability to recover under the [Exchange] Act.' [*Wilko v. Swan*] 346 U.S. [427,] 432 [(1957)]. The former is grounds for revoking the contract under ordinary principles of contract law; the latter is grounds for voiding the agreement under § 29(a).

McMahon, 482 U.S. at 230.

The Proposal's implicit premise seems to be that institutional investors (*i.e.*, those that might suffer damages in excess of $3,000,000, and therefore be permitted to pursue a judicial remedy instead of arbitration for a claim involving the Company) are the proper plaintiffs in a Rule 10b-5 or other claim against the Company. There is, we believe, no reason for the Company's shareholders to have to entrust holders of the largest stakes with their protection, when the Rule 10b-5 private right of action is already available. By effectively denying this right to smaller investors, the Proposal would weaken the rights of such investors to recover, and therefore vindicate their rights under the Exchange Act and, accordingly, the Proposal would, if implemented, cause the Company to violate Section 29(a).

The staff has previously permitted exclusion under Rule 14a-8(i)(2) of a proposal relating to a proposed charter amendment that the company contended would, if implemented, have caused the reporting company to violate Section 29(a). *See* Alaska Air Group, Inc., SEC No-Action Letter, 2011 WL 916161 (Mar. 11, 2011) [hereinafter *Alaska Air*]. The proposal in *Alaska Air* requested that the company's board of directors initiate the appropriate process to amend the company's certificate of incorporation to provide for a partial waiver of the "fraud-on-the-market" presumption of reliance created by the Supreme Court in *Basic Inc. v. Levinson*, 485 U.S. 224 (1988). The proposed charter amendment would have had the dual effects of (1) creating a waiver on the part of the shareholders of their right to rely on the fraud-on-the-market presumption in any suit alleging Rule 10b-5 violations against the company, its officers, directors and third-party agent, and thereby (2) limiting damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5, which would, in turn, have been distributed among the shareholder members of the class.

Relying in large part on the language in *McMahon*, the company sought exclusion under Rule 14a-8(i)(2), arguing that the charter amendment would weaken the ability of investors to recover damages in an action alleging a violation of Rule 10b-5 and therefore would, if the proposal were to be implemented, cause the company to violate Section 29(a). The proponent in *Alaska Air* responded to the company's argument with, among other arguments, his view that the fraud-on-the-market presumption was procedural, and not substantive, in nature, thereby removing Section 29(a) as an obstacle. In granting the requested no-action relief in *Alaska Air*, the staff appears to have accepted the company's argument, as the staff noted that implementation of the proposal would have caused the company to violate federal law. We believe a similar result is warranted in the case of the Proposal.

For the foregoing reasons, we believe the Proposal, if implemented, would cause the Company to violate the Exchange Act and may be excluded from the Company's 2012 proxy materials under Rule 14a-8(i)(2).

II. Rule 14a-8(i)(6) – The Company Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. This exclusion is appropriate in the case of the Proposal because, as described above, the Proposal would, if implemented, cause the Company to violate federal law. As a result, we believe that the Proposal may be excluded from the Company's 2012 proxy materials under Rule 14a-8(i)(6).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its 2012 proxy materials under Rules 14a-8(i)(2) and 14a-8(i)(6). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (703) 610-6170. When a written response to this letter is available, I would appreciate your sending it to me by email at kevin.vold@hoganlovells.com and by fax at (703) 610-6200.

Sincerely,

Kevin L. Vold

Enclosures

cc: Todd A. Mayman, Gannett Co., Inc.
Donald & Susan Vuchetich

Exhibit 1

Copy of the Proposal and Related Correspondence

Donald & Susan Vuchetich

*** FISMA & OMB Memorandum M-07-16 ***

November 11, 2011

Gannett Co., Inc.
7950 Jones Branch Drive
McClean, VA 22107
Attn: Secretary

Gentlemen:

We have enclosed a shareholder proposal with a supporting statement for inclusion in the Company's proxy statement for the 2012 annual meeting of stockholders, and a certification from our bank of our ownership of 500 shares for more than one year. We intend to hold the shares through the date of the annual meeting and to present the proposal at the meeting.

Please contact Donald Vuchetich at *** FISMA & OMB Memorandum M-07-16 *** if you have any questions concerning the proposal. Alternative or expanded forms of the bylaw are possible. We will be happy to discuss modifications that might make the proposal more acceptable to the Company.

Very truly yours,

Donald M. Vuchetich

Susan G. Vuchetich

9924896.1

COMERICA WEALTH MANAGEMENT
MC 7850
101 NORTH MAIN STREET, SUITE 200, ANN ARBOR, MI 48104

November 11, 2011

Comerica Securities
101 N. Main St., Ste. 200
Ann Arbor, MI 48104

To Whom It May Concern:

We verify that as of November 11, 2011, Donald M. Vuchetich and Susan G. Vuchetich held, and have continuously held for at least on year, 500 shares of Gannet Company, Inc.

Sincerely,

Paul J. Tepatti
Vice President, Financial Consultant
Comerica Securities
734-930-2269

Securities and insurance products, including annuities, are NOT insured by the FDIC or any government agency; are not deposits or obligations of, or guaranteed by Comerica Bank or any of its affiliates; and may go down in value. Insurance and annuity products are offered through various licensed insurance agencies, including affiliates of Comerica Incorporated and are solely the obligation of the issuing insurance company. Variable annuities are made available through Comerica Securities. Comerica Securities does not provide tax advice. Please consult a tax advisor regarding any tax issues.

This is for informational purposes only. It does not replace the statements or confirms sent to you on behalf of Comerica Securities, Inc.

GANNETT CO., INC.

SHAREHOLDER ARBITRATION PROPOSAL

Resolved, that the bylaws are amended to add the following article:

(a) Any controversy or claim brought directly or derivatively by any present or former shareholder of the Corporation as a present or former stockholder, whether against the Corporation, in the name of the Corporation or otherwise, arising out of or relating to any acts or omissions of the Corporation or any of its officers, directors, agents, affiliates, associates, employees or controlling persons, shall be settled by arbitration under the Federal Arbitration Act in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. In the arbitration proceedings, the parties shall be entitled to all remedies that would be available in the absence of this Article and the arbitrators, in rendering their decision, shall follow the substantive laws that would otherwise be applicable and shall state the basis of their decision. This Article shall apply, without limitation, to an action arising under any federal or state securities law.

(b) The arbitration of any dispute pursuant to this Article shall be held in McClean, Virginia, except that arbitration of disputes involving an amount in controversy of less than $25,000 shall be held in the jurisdiction in which the claimant stockholder resides.

(c) This Article shall not apply to appraisal proceedings or to a claim for damages in excess of $3,000,000. Any claim brought derivatively will be subject to requirements and procedures applicable to derivative proceedings in Delaware.

(d) Any party, upon submitting a matter to arbitration as required by this Article, may seek a temporary restraining order or preliminary injunction on an individual basis from a court of competent jurisdiction pending the outcome of the arbitration.

(e) No controversy or claim subject to arbitration under this Article may be brought in a representative capacity on behalf of a class of stockholders or former stockholders.

(f) The parties to any proceeding may agree not to arbitrate all or part of any controversy or claim, on the selection of arbitrators, and the location and procedures applicable to any proceeding.

(g) This Article shall be effective 30 days after it is adopted (the "Effective Date"). This Article shall not apply to controversies or claims relating to (i) shares acquired by the claimant prior to the Effective Date or (ii) claims arising out of actions or omissions occurring prior to the Effective Date.

(h) The board of directors may adopt reasonable alternative methods of selecting arbitrators or arbitration procedures with respect to future controversies or claims.

SHAREHOLDER ARBITRATION PROPOSAL

Supporting Statement

Lawyer driven class actions impose large burdens on corporations without meaningful benefits to shareholders. Suits commonly are filed soon after merger announcements or stock price changes to generate legal fees in settlements. Shareholders bear the ultimate costs of defending court class actions, funding settlements, and indemnifying officers and directors. Requiring arbitration on an individual basis should reduce such abuses. The proposed bylaw would affect only future purchasers of shares.